December 19, 2011

By EDGAR Transmission

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:	Lyn Shenk, Branch Chief

Re:	Breeze-Eastern Corporation
Form 10-K for Fiscal Year Ended March 31, 2011
Filed June 3, 2011
File No. 001-07872

Dear Mr. Shenk:

Breeze-Eastern Corporation (the “Company”) is in receipt of your letter of comments dated December 14, 2011 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2011 (the “Comment Letter”) and is in the process of preparing a response. I am writing to follow up on the conversation that I had with Doug Jones of the Staff of the Division of Corporation Finance on December 14, 2011. Pursuant to my conversation with Mr. Jones, I am hereby formally requesting an extension to respond to the Comment Letter no later than January 20, 2012.

We appreciate your cooperation. Please do not hesitate to contact the undersigned with any questions at (973) 602-1001.

Very truly yours,

/s/ Mark D. Mishler

Mark D. Mishler

Senior Vice President,

Chief Financial Officer,

Treasurer and Secretary